# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: STEELCASE INC, CIK 0001050825
CUSIP: 858155203
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 901 44TH STREET SE, GRAND RAPIDS, Michigan (MI), 49508
Date of event which requires filing of this statement: 08/03/2025
Filed by CIK 0000048287
Persons authorized to receive notices and communications: Steven Bradford, 600 East Second Street, Muscatine, Iowa (IA), 52761, (563) 272-7400; James Dougherty, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, (212) 450-4000; Shanu Bajaj, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, (212) 450-4000

## Reporting persons
- HNI Corporation (CIK 0000048287): type of reporting person: corporation (CO); citizenship or place of organization: Iowa (IA); source of funds: other (OO); sole voting power 0; shared voting power 6,181,361; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,181,361 (5.4% of the class)
  Comment: Rows 8, 11 and 13. Beneficial ownership of the shares of Class A Common Stock is being reported because the Reporting Person entered into Voting Agreements described in this Schedule 13D, and therefore, may be deemed to beneficially own the shares beneficially owned by the counterparties to the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  The beneficial ownership percentage is calculated based upon 114,717,466 shares of Class A Common Stock outstanding as of August 8, 2025, as set forth in the Current Report on Form 8-K filed by Issuer, dated as of August 8, 2025, describing the automatic conversion of all shares of Class B Common Stock in accordance with the automatic conversion process pursuant to Section 3.E.3(b) of the Issuer's Second Restated Articles of Incorporation, dated as of July 13, 2011, as amended.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: STEELCASE INC
Address of issuer's principal executive offices: 901 44TH STREET SE, GRAND RAPIDS, Michigan (MI), 49508
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to shares of Class A Common Stock, no par value (the "Class A Common Stock"), of Steelcase Inc., a Michigan corporation ("Issuer", or the "Company"). Issuer's principal executive offices are located at 901 44th Street S.E., Kentwood, Michigan 49508.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by HNI Corporation ("HNI", or the "Reporting Person").

The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.
Residence or business address: The principal business address of the Reporting Person is 600 East Second Street, PO BOX 1109, Muscatine, Iowa 52761.
Present principal occupation or employment: The principal business of HNI is the design of commercial furnishings and the manufacturing and marketing of hearth products.
Criminal convictions in the last five years: During the last five years, none of the Reporting Person or, to the best knowledge of the Reporting Person, any of the other persons set forth on Schedule I attached hereto, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person or, to the best knowledge of the Reporting Person, any of the other persons set forth on Schedule I attached hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The Reporting Person is a corporation incorporated under the laws of Iowa.

Certain information regarding the directors and executive officers of the Reporting Person is set forth on Schedule I attached hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Items 4 and 5 are incorporated by reference in this Item 3 as if fully set forth herein.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 4 of this statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreements (as defined in Item 4 below) by HNI with each of Jennifer C. Niemann and Robert C. Pew III (each, a "Voting Party" and together the "Voting Parties").

The shares of Class A Common Stock beneficially owned by the Voting Parties have not been purchased by the Reporting Person, and thus no payments were made by or on behalf of the Reporting Person in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Voting Agreements. The Voting Parties will receive the same consideration per share of Class A Common Stock as other shareholders receive pursuant to the terms of the Merger Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Items 3 and 5 are incorporated by reference in this Item 4 as if fully set forth herein.

The purpose of the Mergers (as defined below) is for HNI to acquire control of, and the entire equity interest in, the Issuer.

Merger Agreement

On August 3, 2025, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with (i) HNI, (ii) Geranium Merger Sub I, Inc., a Michigan corporation and a direct wholly owned Subsidiary of HNI ("Merger Sub Inc."), and (iii) Geranium Merger Sub II, LLC, a Michigan limited liability company and a direct wholly owned Subsidiary of HNI ("Merger Sub LLC").

The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein (i) Merger Sub Inc. will be merged with and into the Company (the "First Merger"), whereupon the separate existence of Merger Sub Inc. will cease, and the Company will continue as the surviving corporation of the First Merger and a direct wholly owned subsidiary of HNI and (ii) immediately after the First Merger, the Company will be merged with and into Merger Sub LLC (the "Second Merger," and, together with the First Merger, the "Mergers"), whereupon the separate existence of the Company will cease, and Merger Sub LLC will continue as the surviving entity of the Second Merger and a direct wholly owned subsidiary of HNI.

Merger Consideration

At the effective time of the First Merger (the "First Effective Time"), each share of Class A Common Stock, and each share of Class B common stock, no par value, of the Company (the "Class B Common Stock" and, collectively with Class A Common Stock, the "Common Stock"), to the extent issued and outstanding immediately prior to the First Effective Time (other than shares of Common Stock held directly by HNI, Merger Sub Inc. or Merger Sub LLC) will convert into, at the election of the holder thereof, the right to receive (the consideration such holder elects, subject to adjustment as described below, the "Merger Consideration"): (i) the combination (the "Mixed Consideration") of (a) 0.2192 shares of HNI common stock, par value $1.00 per share ("HNI Common Stock"), and (b) $7.20 in cash; (ii) an amount of cash (rounded to two decimal places) (the "Cash Consideration"), equal to the sum of (a) $7.20 and (b) the product obtained by multiplying 0.2192 by the volume-weighted average closing price (rounded to four decimal places) of one share of HNI Common Stock on the New York Stock Exchange for the 10 consecutive trading days ending on the second full trading day preceding the First Effective Time (the "HNI Common Stock Reference Price"); or (iii) a number of shares of HNI Common Stock (the "Stock Consideration") equal to the sum of (a) 0.2192 and (b) the quotient (rounded to four decimal places) obtained by dividing $7.20 by the HNI Common Stock Reference Price, in each case without interest and subject to any required tax withholding. The Merger Consideration to be paid to holders of Common Stock who do not make an election will be the Mixed Consideration. The Merger Consideration to be paid to holders of Common Stock electing to receive the Cash Consideration or the Stock Consideration in connection with the Mergers is subject, pursuant to the Merger Agreement, to automatic adjustment, as applicable, to ensure that the total amount of cash paid and the total number of shares of HNI Common Stock issued in the Mergers is the same as what would be paid and issued in the aggregate if all holders of Common Stock entitled to the Merger Consideration were to receive the Mixed Consideration at the First Effective Time. No fractional shares of HNI Common Stock will be issued in the Mergers, and holders of Common Stock will receive cash in lieu of any fractional shares of HNI Common Stock.

Treatment of Company Equity Awards

On the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, each outstanding Company equity and cash-based award will be treated as follows:

Restricted Stock Unit Awards. Each Vested Company RSU Award (as defined in the Merger Agreement) will be canceled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding taxes) equal to the product obtained by multiplying (A) the number of shares of Common Stock subject to the Company RSU Award (as defined in the Merger Agreement) immediately prior to the First Effective Time by (B) the Cash Consideration; and each Unvested Company RSU Award (as defined in the Merger Agreement) will be assumed by HNI and converted into a restricted stock unit award that settles in an amount in cash (that accrues interest) and a number of shares of HNI Common Stock (rounded to the nearest whole share) that the holder would have received if the holder would have converted all of the Common Stock underlying the Unvested Company RSU Award based on an election to receive Mixed Consideration with the same terms and conditions as applied to such Unvested Company RSU Award immediately prior to the First Effective Time.

Deferred Restricted Stock Units. Each Company DSU Award (as defined in the Merger Agreement) will be canceled and converted into the right to receive an amount in cash (without interest other than as required pursuant to applicable plan terms and subject to applicable withholding taxes) equal to the product obtained by multiplying (A) the number of shares of Common Stock subject to the Company DSU Award immediately prior to the First Effective Time by (B) the Cash Consideration.

Performance Unit Awards. Each Company PSU Award (as defined in the Merger Agreement) will be assumed by HNI and converted into a restricted stock unit award that settles in an amount in cash (that accrues interest) and a number of shares of HNI Common Stock (rounded to the nearest whole share) that the holder would have received if the holder would have converted all of the Common Stock underlying the Company PSU Award based on an election to receive Mixed Consideration (with the performance-based vesting condition that applied to the Company PSU Award immediately prior to the First Effective Time deemed attained at the performance level determined by the Company board of directors in accordance with the Company's equity plan based on the Company's actual performance).

Cash-Based Awards. Each Company Cash-Based Award (as defined in the Merger Agreement) will be treated in accordance with the applicable award agreement and the Company's equity plan (with the performance-based vesting condition that applied to the Company Cash-Based Award immediately prior to the First Effective Time deemed attained at the performance level determined by the Company board of directors in accordance with the Company's equity plan based on the Company's actual performance, and accruing interest for the remainder of the performance period.

Cash Bonus Opportunity Awards. Each Company CBOA (as defined in the Merger Agreement) will be treated in accordance with the applicable award agreement and the Company's equity plan.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties of both the Company, on one hand, and HNI, Merger Sub Inc. and Merger Sub LLC, on the other hand, and the parties have agreed to customary covenants, including, among others, relating to (i) the conduct of the Company's and HNI's businesses during the period between the execution of the Merger Agreement and the First Effective Time, (ii) the obligations of each of the Company and HNI to call a meeting of its respective shareholders and (iii) the Company's and HNI's respective non-solicitation obligations related to alternative business combination proposals.

The Merger Agreement provides for the Company, upon the conversion of shares of Class B Common Stock contemplated by the Pew Voting Agreement, which is described below, to take all further actions necessary or desirable to carry out the conversion of all Class B Common Stock into Class A Common Stock.

Under the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take such actions and do all things reasonably necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement prior to the Termination Date (as defined below) and to cause the conditions to the Mergers under the Merger Agreement to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to obtain as promptly as reasonably practicable all consents and approvals from any governmental authority or other person that are necessary, proper or advisable in connection with the consummation of the transactions contemplated by the Merger Agreement, subject to certain limitations, including with respect to divestitures and other restrictions, set forth in the Merger Agreement.

Governance

Pursuant to the Merger Agreement, at the First Effective Time, (i) the size of the board of directors of HNI will be increased by two to a total of twelve members and (ii) two members of the Company board of directors will be appointed to the board of directors of HNI.

Conditions to Completing the Mergers

The completion of the Mergers is subject to the satisfaction or waiver of certain customary conditions, including (a) the adoption of the Merger Agreement and the approval of the First Merger by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock entitled to vote thereon (the "Steelcase Shareholder Approval"), (b) approval of the issuance of HNI Common Stock (the "HNI Stock Issuance") in connection with the Mergers by the votes cast favoring the HNI Stock Issuance exceeding the votes cast opposing the HNI Stock Issuance, in each case, by the holders of the shares of HNI Common Stock, present in person or represented by proxy and entitled to vote (the "HNI Shareholder Approval"), (c) the shares of HNI Common Stock to be issued to holders of Common Stock in connection with the Mergers being approved for listing on the NYSE, subject to official notice of issuance, (d) the effectiveness of the registration statement to be filed by HNI with the U.S. Securities and Exchange Commission (the "SEC") in connection with the registration under the Securities Act of 1933, as amended, of the HNI Common Stock to be issued in the Mergers, (e) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the consummation of the Mergers, (f) the absence of an injunction or law prohibiting the Mergers, (g) the accuracy of the parties' respective representations and warranties, subject to standards of materiality set forth in the Merger Agreement, (h) material compliance by each party with its respective obligations under the Merger Agreement, and (i) the absence of a material adverse effect with respect to each of HNI and the Company.

Termination; Termination Fee

The Merger Agreement includes specified termination rights, including that the Merger Agreement may be terminated: (a) by the mutual written consent of each of HNI and the Company; (b) by either HNI or the Company if the consummation of the Mergers does not occur on or before May 4, 2026, subject to an automatic extension for up to three periods of three months under certain circumstances (such date, as may be so extended, the "Termination Date"); (c) by either HNI or the Company if there exists a law or final and nonappealable order prohibiting the Mergers; (d) by either HNI or the Company upon a failure to obtain the Steelcase Shareholder Approval or the HNI Shareholder Approval (in either case after a shareholder meeting is held for such purpose); (e) by either HNI or the Company in the event of a material uncured breach by the other party of its representations, warranties, covenants or other agreements under the Merger Agreement; (f) by the Company, prior to receipt of the Steelcase Shareholder Approval, to enter into a definitive agreement with respect to a Company Superior Proposal (as defined in the Merger Agreement) or by HNI, at any time prior to receipt of the HNI Shareholder Approval, to enter into a definitive agreement with respect to a Parent Superior Proposal (as defined in the Merger Agreement); and (g) by the Company in the event the HNI board of directors makes a Parent Adverse Recommendation Change (as defined in the Merger Agreement) or by HNI in the event the Steelcase board of directors makes a Company Adverse Recommendation Change (as defined in the Merger Agreement). The Merger Agreement provides for the payment by the Company to HNI of a termination fee of $67 million if the Merger Agreement is terminated in specified circumstances, and for payment by HNI to the Company of a termination fee of $71 million or $134 million, as applicable, if the Merger Agreement is terminated in specified circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 1 and is incorporated by reference.

Voting Agreements

In connection with the execution of the Merger Agreement, HNI on August 3, 2025 entered into a voting and support agreement (each, a "Voting Agreement," and together, the "Voting Agreements") with each of (1) Robert C. Pew III and Susan H. Taylor (the "Pew Voting Agreement") and (2) Jennifer C. Niemann. Each Voting Agreement provides, among other things, that the signatories thereto will cause the shares of Common Stock held by the respective shareholder(s) named therein to be voted in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby and against specified types of alternative transactions and proposals with respect to the Company. Each Voting Agreement terminates upon the earliest to occur of (i) the First Effective Time, (ii) termination of the Merger Agreement, (iii) certain amendments to the Merger Agreement without the shareholder's prior consent or (iv) the mutual agreement of the parties thereto. The Pew Voting Agreement required, within 10 business days of the date of such Voting Agreement, the voluntary conversion of Class B Common Stock to Class A Common Stock, pursuant to the Company's Second Restated Articles of Incorporation, dated as of July 13, 2011, as amended (the "Articles"), in an amount of Class B Common Stock necessary to cause the automatic conversion of all Class B Common Stock pursuant to the Articles. Under each of the Voting Agreements, the shareholder parties are subject to restrictions on transfers of their shares of Common Stock without the prior written consent of HNI and to non-solicitation obligations and related restrictions related to alternative business combination proposals with respect to the Company. As of the date of the Voting Agreements, the Voting Agreements apply to shares of Common Stock accounting for approximately 5.4% of the number and voting power of outstanding shares of Common Stock after giving effect to the conversion of all of the outstanding Class B Common Stock to Class A Common Stock as contemplated by the Pew Voting Agreement. The foregoing description of each Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, which are attached as Exhibits 2 and 3 and are incorporated by reference.

Conversion

On August 8, 2025, in connection with the Merger Agreement, the Letter Agreement, dated August 3, 2025, between Robert C. Pew III and the Company and the Pew Voting Agreement, Robert C. Pew III converted 2,216,114 shares of Class B Common Stock into 2,216,114 shares of Class A Common Stock pursuant to the voluntary conversion procedure under the Articles, resulting in an Event of Automatic Conversion (as defined in the Articles) and the automatic conversion of all shares of Company Class B Common Stock into shares of Company Class A Common Stock on a one-for-one basis (the "Conversion"). After the Conversion, shares of Company Class B Common Stock that were converted into shares of Company Class A Common Stock will be retired and canceled. As of August 8, 2025, there were 114,717,466 shares of Company Class A Common Stock outstanding and no shares of Company Class B Common Stock outstanding.

Except as set forth in this Schedule 13D and in connection with the Mergers described above, HNI has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Beneficial ownership of the shares of Class A Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended, or for any other purpose, and such beneficial ownership and membership in any group hereby is expressly disclaimed.

Except as set forth in this Item 5, to the knowledge of the Reporting Person, none of the persons named in Schedule I beneficially owns any shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Beneficial ownership of the shares of Class A Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Class A Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended, or for any other purpose, and such beneficial ownership and membership in any group hereby is expressly disclaimed.

Except as set forth in this Item 5, to the knowledge of the Reporting Person, none of the persons named in Schedule I beneficially owns any shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no transactions in the class of securities reported herein have been effected during the past sixty days by the Reporting Person or any person named in Schedule I.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the applicable parties to the Voting Agreements has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Agreement and Plan of Merger, by and among Steelcase Inc., HNI Corporation, Geranium Merger Sub I, Inc. and Geranium Merger Sub II, LLC, dated as of August 3, 2025 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by HNI Corporation with the Securities and Exchange Commission on August 4, 2025)

Exhibit 2 Voting and Support Agreement, by and among HNI Corporation, Robert C. Pew III and Susan H. Taylor, dated as of August 3, 2025 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by HNI Corporation with the Securities and Exchange Commission on August 4, 2025)

Exhibit 3 Voting and Support Agreement, by and between HNI Corporation and Jennifer C. Niemann, dated as of August 3, 2025 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by HNI Corporation with the Securities and Exchange Commission on August 4, 2025)

## Signatures
- HNI Corporation: /s/ Vincent Paul Berger II, Vincent Paul Berger II/Executive Vice President and Chief Financial Officer (08/08/2025)